The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAR -7 AM 8:45

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

7th January, 2002.

Attn: Filing Desk - Stop 1-4

02015687

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th January 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 7th January 2002, confirming that, contrary to recent press comment, the Company has not made a lump-sum payment to, or entered into an agreement with, Mariah Carey to release her from her recording contract.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Enc.

dlw 3/7

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 0171-355 4848

News Release

FOR IMMEDIATE RELEASE

7th January 2002 Tel/538

LONDON, 7 January 2002 -- In light of recent press comment that EMI has paid or agreed to pay Mariah Carey a lump sum to release her from her recording contract, EMI wishes to make clear that it has made no such payment or agreement. EMI has no further comment to make.

Enquiries:

Amanda Conroy	SVP, Corporate Communications	+44 (0)20 7667 3216
Patrick Handley	Brunswick	+44 (0)20 7404 5959